SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN QUEEN MINING CO. LTD.

By:
H. Lutz Klingmann
President and Principal Executive Officer

Date:         February *, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

	President, Principal Executive Officer, and Director	February *, 2013
H. Lutz Klingmann

	Director	February *, 2013
Edward Thompson

	Director	February *, 2013
Chester Shynkaryk

	Director	February *, 2013
Thomas Clay

	Principal Financial Officer and	February *, 2013
G. Ross McDonald	Principal Accounting Officer